Exhibit 5.1

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

December 8, 2009

Genworth Financial, Inc.

6620 West Broad Street

Richmond, Virginia 23230

Ladies and Gentlemen:

We have acted as counsel to Genworth Financial, Inc., a Delaware corporation (the “Company”), in connection with the offer and sale by the Company of $300 million aggregate principal amount of 8.625% Senior Notes due 2016 (the “Notes”), pursuant to the underwriting agreement, dated as of December 3, 2009 (the “Agreement”), between the Company and Deutsche Bank Securities Inc., Keefe, Bruyette & Woods, Inc. and UBS Securities LLC, as underwriters.

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Registration Statement on Form S-3 (File No. 333-161562), filed by the Company on August 26, 2009 (the “Registration Statement”), (ii) the prospectus, dated August 26, 2009 (the “Base Prospectus”), which forms a part of the Registration Statement, (iii) the prospectus supplement, dated December 3, 2009 (the “Prospectus Supplement”), (iv) the base indenture, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by the first supplemental indenture dated as of June 15, 2004, the second supplemental indenture dated as of September 19, 2005, the third supplemental indenture dated as of June 12, 2007, the fourth supplemental indenture dated as of May 22, 2008, and the fifth supplemental indenture dated as of December 8, 2009; and (v) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth. We refer to the Base Prospectus as supplemented by the Prospectus Supplement as the “Prospectus.”

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on and subject to the foregoing we are of the opinion that (assuming the due authorization, execution and delivery thereof by the Trustee) the Notes constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinion expressed above with respect to validity, binding effect and enforceability is subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

We hereby consent to the incorporation by reference of this letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus.

Very truly yours,

/s/ Weil, Gotshal & Manges LLP

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